UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elephant Talk Communications, Inc.

File No. 000-30061 - CF#23829

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Elephant Talk Communications, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 24, 2009.

Based on representations by Elephant Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 10.1   through June 17, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                 Kathleen Krebs
                 Special Counsel